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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_______________________

For the month of April, 2007.

Commission File Number 001-14946

CEMEX Corp.

(Translation of registrant's name into English)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

Garza García, Nuevo León, México 6626

______________________________________________________

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

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Media Relations Jorge Pérez (52-81) 8888-4334	Investor Relations Eduardo Rendón (52-81) 8888-4256	Analyst Relations Ricardo Sales (212) 317-6008

CEMEX’S FIRST QUARTER 2007

NET SALES INCREASE 9%; EBITDA UP 6%

MONTERREY, MEXICO, April 23, 2007 – CEMEX, S.A.B. de C.V. (NYSE: CX), announced today that consolidated net sales increased 9% in the first quarter of 2007 to US$4.3 billion versus the comparable period in 2006. EBITDA grew 6% in the first quarter of 2007 to US$868 million versus the same period of 2006.

CEMEX’s Consolidated First Quarter Financial and Operational Highlights

•	Higher cement and aggregates volumes, and better supply-demand dynamics in most of our markets contributed to higher sales.

•	EBITDA increased 6% during the quarter compared with the same period last year, reaching US$868 million.

•	Operating income in the first quarter remained flat compared to the same period in 2006.

•	Consolidated cement volume increased 3%, ready-mix volume remained flat, and aggregates volume increased 9%.

Hector Medina, Executive Vice President of Planning and Finance, said: “CEMEX continues to increase sales, improve efficiency, and pay down debt, even in the face of the slowdown in residential spending experienced in the United States. We have a solid financial foundation and are well positioned in our markets to continue to grow profitably. Going forward, we will continue to focus our efforts on strengthening our position in the global building materials markets and generating solid returns for our shareholders.”

Consolidated Corporate Results

In the first quarter of 2007, majority net income decreased 21% to US$400 million from US$505 million in the first quarter of 2006. Adjusted majority net income for the quarter after eliminating the effects of the recognition of the antidumping settlement last year grew by 12% over the same period in 2006.

Net debt at the end of the first quarter was US$5.1 billion, representing reductions of $US697 million during the quarter and US$3.3 billion since the end of the first quarter of 2006. The net-debt-to-EBITDA ratio decreased to 1.2 times from 1.4 times at the end of the fourth quarter of 2006. Interest coverage reached 8.8 times during the quarter, up from 6.9 times a year ago.

Markets First Quarter Highlights

Net sales in our operations in Mexico increased 11% in the first quarter of 2007 to US$901 million, compared with US$814 million in the same period of 2006. EBITDA increased 4% to US$336 million versus the same period of last year. Cement, ready-mix, and aggregates volumes increased 6%, 12% and 91%, respectively, during the quarter compared with the first quarter of 2006.

CEMEX’s operations in the United States reported net sales of US$835 million in the first quarter of 2007, down 20% from the same period in 2006. EBITDA decreased 34% to US$179 million, from US$271 million in the first quarter of 2006. Cement, ready-mix, and aggregates volumes decreased 18%, 25%, and 18%, respectively, during the quarter versus the same period last year.

In Spain, net sales for the quarter were US$510 million, up 24% from the first quarter of 2006, while EBITDA increased 18% to US$153 million. Domestic cement volume increased 2% during the first quarter of 2007 versus the same quarter in 2006. Ready-mix volumes increased 1% during the quarter versus the same period last year.

Our operations in the United Kingdom experienced a 4% increase in net sales, to $471 million, when compared with the same quarter of 2006. EBITDA decreased 30% to US$22 million in the first quarter from US$32 million in the comparable period in 2006.

Net sales in the Rest of Europe region increased 34% during the first quarter of 2007 versus the comparable period in the previous year, reaching $773 million. EBITDA was $29 million for the region in the first quarter of 2007.

CEMEX’s operations in South/Central America and the Caribbean reported net sales of US$462 million during the first quarter of 2007, representing an increase of 33% over the same period of 2006. EBITDA increased 75% for the quarter to US$152 million versus the same period in 2006.

First-quarter net sales in Africa and the Middle East were US$172 million, up 7% from the same quarter of 2006. EBITDA increased 8% to US$42 million for the quarter versus the comparable period in 2006.

Operations in Asia reported a 21% increase in net sales, to US$98 million, versus the first quarter of 2006, and EBITDA was US$29 million, up 92% from the same period in the previous year.

CEMEX is a growing global building solutions company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX , S.A.B. de C.V.
(Registrant)

Date: April 25, 2007	By :	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller